HIGH 5 VENTURES INC. (formerly Kokomo Enterprises Inc.)

NEWS RELEASE

Symbols: HHH - CNSX
                 HHHEF - OTCQB
High 5  announces Non-Brokered Private Placement

VANCOUVER, BRITISH COLUMBIA.  November 26, 2012.  High 5 Ventures Inc. [formerly Kokomo Enterprises Inc]. (the “Company” or “High 5”) wishes to announce that it shall enter into non-brokered Private Placement Financing Agreements with investors (the “Subscribers”) whereby the Subscribers shall purchase up to 4,000,000 Units of the securities of the Company at the price of $0.15 per Unit for total proceeds to the Company of up to $600,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share for a period of three years from Closing.  Finder’s fees may be payable in respect to this transaction.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link
http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.
“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

HIGH 5 VENTURES INC. Suite 1000, 1177 West Hastings St. Vancouver, BC V6E 2K3 Tel: 604 681-1519 Fax: 604 681-9428 www.high5venturesinc.com email: info@high5venturesinc.com